Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	1

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS	3
FIRST QUARTER 2013 SUMMARY	4
MINE OPERATING RESULTS	5
RESOURCE AND EXPLORATION UPDATE	10
SELECTED QUARTERLY INFORMATION	13
QUARTERLY TRENDS AND MARKET DATA	13
RESULTS OF OPERATIONS	15
NON-IFRS MEASURES	18
LIQUIDITY AND CAPITAL RESOURCES	20
OFF-BALANCE SHEET ARRANGEMENTS	21
1FINANCIAL INSTRUMENTS	21
OUTLOOK	23
TRANSACTIONS WITH RELATED PARTIES	24
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	24
CHANGES IN ACCOUNTING STANDARDS	26
SECURITIES OUTSTANDING	27
INTERNAL CONTROLS OVER FINANCIAL REPORTING	27
DISCLOSURE CONTROLS AND PROCEDURES	27
RISKS AND UNCERTAINTIES	28
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	30
QUALIFIED PERSON	32
CAUTIONARY NOTE TO U.S. INVESTORS	32
ADDITIONAL SOURCES OF INFORMATION	33

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	2

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 6, 2013 reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2013, and other material events up to the date of this report.  The information in this MD&A is as at May 6, 2013 unless otherwise indicated.  The following discussion should be read in conjunction with the annual audited consolidated financial statements and related notes for the year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements and related notes for the period ended March 31, 2013.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” sections at the end of this MD&A, as well as “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012.

This MD&A also makes reference to Cash Cost per Ounce, EBITDA, and Adjusted EBITDA.  These are considered Non-IFRS Measures.  Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio project and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”).  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato Mines, respectively, through service agreements with MMR

The Company’s Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northern Mexico and produces silver, gold, lead and zinc.  The Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold.  Each mine has its own processing facility with capacity to support future expansion.

Great Panther’s development stage property, the San Ignacio Project, is approximately 20 kilometres by road from its Guanajuato processing plant.  The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 60 kilometres northwest of Guanajuato.

SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS

During the first quarter of 2013, Great Panther continued to invest in its wholly-owned Mexican properties as part of its growth strategy to expand production and resources.  Important developments in the Company’s business since the start of the first quarter are as follows.

On January 14, 2013, the Company announced an update to the ongoing mineral resource development at the Company’s 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico.  The 2012 Measured & Indicated Mineral Resources total 156,000 tonnes at 806g/t silver, 1.47g/t gold, 6.48% lead and 4.29% zinc (5.60 million silver equivalent ounces).  In addition, the estimate includes 273,000 tonnes of 837g/t silver, 0.8g/t gold, 5.7% lead and 3.9% zinc (9.54 million Ag eq oz) in the Inferred category.  Although the total number of ounces was reduced from the previous 2011 estimate, the updated Resource Estimate reflects a more robust model and a better reconciliation to mine production.  See the “Resource and Exploration Update” section for further details.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	3

On January 24, 2013, the Company announced the resignation of J.R.H. (Dick) Whittington from the board of directors.

On February 5, 2013, the Company announced that underground drilling programs at the Company’s wholly owned Guanajuato Mine Complex were successful in intersecting high grade silver-gold mineralization in the historic Valenciana Mine area and discovered two new zones of silver-gold mineralization in the Guanajuatito Mine area.  The drilling at Valenciana included an intercept of 2,900g/t silver and 26.00g/t gold over 1.30 metres, while the two new discoveries at Guanajuatito are highlighted by intersections of 1,010g/t silver and 6.67g/t gold over 1.10 metres and 1,460g/t silver and 4.79g/t gold over 1.15 metres.

FIRST QUARTER 2013 SUMMARY

Highlights (in 000s except ounces, amounts per share and per ounce)	2013 Q1	2012 Q1	Change

Revenue	$12,639	$13,625	-7%

Gross profit (Earnings from mining operations)	$313	$6,325	-95%

Net income	$1,276	$4,683	-68%

Adjusted EBITDA1	$521	$4,441	-88%

Earnings per share – basic	$0.01	$0.03	-67%

Earnings per share – diluted	$0.01	$0.03	-67%

Silver ounces produced	369,624	359,526	3%

Silver equivalent ounces produced2	607,501	557,667	9%

Silver payable ounces	339,874	316,641	7%

Total cash cost per silver ounce (USD)3	$18.60	$9.05	106%

Average realized silver price (USD)4	$29.71	$32.65	-9%

1	“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

2	Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

3	“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non recurring items. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

4	Average realized silver price is prior to treatment, refining and smelting charges.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	4

First Quarter 2013 Operational Highlights

•	Throughput increased to a record 69,540 tonnes, an increase of 36% over the first quarter of 2012 and an increase of 3% over the previous quarter;

•
Metal production increased 9% from the first quarter of 2012 to 607,501 Ag eq oz, but decreased 10% from the fourth quarter of 2012.  The latter was due to lower silver grades at Guanajuato which offset an increase in throughput;

•	Silver production of 369,624 ounces increased 3% from the first quarter of 2012, but decreased 19% from the fourth quarter of 2012;

•	Gold production reached a record 3,144 ounces, an increase of 15% over the first quarter of 2012 and 11% over the fourth quarter of 2012;

•	Cash cost per silver ounce increased to USD$18.60 per ounce, 106% higher than in the first quarter of 2012 and a 28% increase over the fourth quarter of 2012;

•	Guanajuato ore grades of 148g/t Ag and 1.93g/t Au were down 31% and 16% from the first quarter of 2012, respectively;

•	Topia silver grades of 300g/t were down 8% compared to the same period in the prior year while gold grades of 0.65g/t were up 44%.

MINE OPERATING RESULTS

Consolidated Operations

	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Tonnes milled	69,540	67,659	58,307	52,956	51,198	52,170	53,375	56,643

Production
Silver (ounces)	369,624	453,934	371,857	374,723	359,526	354,754	343,768	386,210
Gold (ounces)	3,144	2,826	3,015	2,354	2,729	2,281	1,494	1,931
Lead (pounds)	631,373	637,136	498,245	540,133	445,334	467,380	489,426	586,430
Zinc (pounds)	989,416	983,262	813,506	773,823	687,842	720,912	648,159	767,209

Silver equivalent ounces1	607,501	672,690	592,586	555,721	557,606	545,294	484,550	562,944

Silver payable ounces	339,874	446,077	314,146	395,405	316,641	425,225	364,684	193,914

Cash cost per silver ounce (USD)2,3	$18.60	$14.58	$13.16	$11.42	$9.05	$11.92	$9.02	$12.85

Mined and processed ore for the consolidated operations for the first quarter of 2013 was a record 69,540 tonnes.  This represents an increase of 36% compared to the same quarter in 2012 and an increase of 3% compared to the previous quarter.  The increase in throughput reflects concerted efforts to increase production.  Also, during the first quarter of 2012 drought conditions at Topia caused water shortages and limited the Company’s ability to process ore.  Such conditions were not encountered at Topia in the first quarter of 2013.

1	Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

2	“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

3	Cash cost per silver ounce for the second quarter of 2011 presented in the table has been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	5

Overall metal production for the first quarter of 2013 was 607,501 Ag eq oz, an increase of 9% compared to the first quarter in 2012 mainly due to higher throughput at both operations and increased gold production at Guanajuato.  Metal production on an Ag eq oz basis decreased 10% from the record high production of the fourth quarter of 2012, primarily due to lower silver grades at Guanajuato.

Consolidated cash cost per silver ounce was US$18.60 for the three months ended March 31, 2013, a 106% increase compared to US$9.05 for the same period in 2012, and a 28% increase compared to US$14.58 in the fourth quarter of 2012. The increase in the consolidated cash cost per silver ounce over the comparative periods is mainly due to lower grades of metals mined at Guanajuato, which resulted in higher unit production costs as the increased throughput yielded less produced metals.  The increase also reflects lower by-product credits per ounce sold as a result of lower gold prices.

Topia Mine

Mill throughput for Topia for the first quarter of 2013 was 16,995 tonnes of ore, representing a 37% increase over the first quarter of the prior year and a decrease of 1% over the record level achieved in the fourth quarter of 2012.  The first quarter of 2012 reflected reduced processing at Topia which occurred due to drought conditions which caused water shortages and limited the Company’s ability to process ore.

Metal production at Topia for the first quarter of 2013 was 208,084 Ag eq oz comprising 146,718 Ag oz, 202 Au oz, 631,373 Pb pounds, and 989,416 Zn pounds.  Production on an equivalent ounce basis was up 29% compared to the first quarter of 2012 and down 3% from the fourth quarter of 2012.  The increase from the first quarter of 2012 is due to increased throughput and higher gold, lead, and zinc grades.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	6

Topia Mine Production Data

	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Tonnes milled	16,995	17,109	14,593	11,992	12,404	12,056	12,004	11,895

Production
Silver (ounces)	146,718	155,185	131,865	148,439	120,221	117,182	137,707	143,774
Gold (ounces)	202	171	149	140	114	136	147	124
Lead (pounds)	631,373	637,136	498,245	540,133	445,334	467,380	489,426	586,430
Zinc (pounds)	989,416	983,262	813,506	773,823	687,842	720,912	648,159	767,209

Silver equivalent ounces1	208,084	214,598	180,627	196,658	161,415	179,008	197,688	212,108

Silver payable ounces	138,104	129,802	129,101	137,884	106,772	119,155	113,297	108,487

Average ore grade
Silver (g/t)	300	319	316	424	326	345	420	418
Gold (g/t)	0.65	0.57	0.55	0.56	0.45	0.44	0.47	0.40
Lead (%)	1.81	1.86	1.69	2.18	1.71	1.85	2.02	2.34
Zinc (%)	2.94	2.87	2.78	3.21	2.73	2.97	2.67	3.18

Metal recoveries
Silver	89.4%	88.4%	89.0%	90.7%	90.5%	87.7%	85.0%	89.9%
Gold	56.6%	54.1%	57.8%	64.3%	64.0%	79.2%	80.4%	81.6%
Lead	93.2%	91.0%	91.4%	93.6%	94.1%	95.0%	91.4%	95.5%
Zinc	89.7%	90.7%	90.9%	91.2%	92.1%	91.3%	91.9%	92.2%

Concentrate grades
Lead
Silver (g/t)	7,431	7,493	8,997	8,708	8,757	8,528	9,205	8,463
Gold (g/t)	9.15	7.19	8.60	7.35	6.88	8.05	8.80	6.27
Lead (%)	49.64	48.69	52.82	48.79	49.80	52.83	50.31	53.33
Zinc (%)	10.21	11.48	10.33	10.49	9.16	9.78	10.68	8.65

Zinc
Silver (g/t)	582	779	692	735	636	619	640	674
Gold (g/t)	1.58	1.65	1.74	1.38	1.68	2.07	1.66	1.44
Lead (%)	1.54	1.77	1.75	1.67	1.68	1.26	0.83	1.50
Zinc (%)	50.05	50.66	50.02	51.71	53.45	53.60	55.49	52.89

1 Silver equivalent ounces in 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	7

The average grades of ore processed from Topia in the first quarter of 2013 were 300g/t Ag, 0.65g/t Au, 1.81% Pb and 2.94% Zn.  Silver grades were lower than grades seen in the prior year and compare to 326g/t in the first quarter of 2012 and 319g/t in the prior quarter.  Mining from Topia’s main mines, 1522 and Durangueño, experienced increasingly narrow vein formations which resulted in higher dilution and lower silver grades for the quarter.

Plant metallurgical performance was satisfactory in the first quarter of 2013.  Recoveries were 89.4% for Ag, 56.6% for Au, 93.2% for Pb and 89.7% for Zn.

Topia Mine Cash Cost per Silver Ounce

(in 000s of CAD except per ounce amounts or noted otherwise)	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Cost of sales	$3,359	$3,478	$3,184	$2,737	$2,544	$2,741	$2,177	$2,516
Smelting and refining charges	959	953	898	948	737	262	481	455
Gross by-product revenue1	(1,412)	(1,194)	(1,187)	(1,076)	(950)	(684)	(1,056)	(1,051)
Cost of custom milling	(49)	(130)	(44)	(63)	(65)	(118)	(92)	(102)
Cash operating costs	$2,857	$3,107	$2,851	$2,546	$2,266	$2,201	$1,510	$1,818

Cash operating costs (USD)	$2,834	$3,135	$2,870	$2,517	$2,265	$2,167	$1,541	$1,879
Silver payable ounces (000s)	138	130	129	138	107	119	113	108
Cash cost per silver ounce2,3 (USD)	$20.52	$24.15	$22.23	$18.26	$21.21	$18.19	$13.60	$17.32

Cash cost per silver ounce for Topia for the first quarter of 2013 decreased by 3% to US$20.52 from US$21.21 in the same period in the prior year, and also decreased by 15% when compared to US$24.15 in the prior quarter.  The decrease over the comparative quarters is due mainly to higher by-product production which increased by-product credits per silver payable ounce.

Guanajuato Mine Complex

Guanajuato processed a record of 52,545 tonnes in the first quarter of 2013, an increase of 35% from the first quarter of 2012 and an increase of 4% from the previous quarter.  The increase reflects concerted efforts to increase production.

Metal production was 399,417 Ag eq oz for the first quarter of 2013, representing an increase of 1% from the first quarter of 2012 and a decrease of 13% from the record high production of the fourth quarter of 2012.  Lower silver grades offset the increase in throughput and limited the increase in metal production year over year, and resulted in the decrease in metal production from the fourth quarter of 2012.

Silver production at 222,906 ounces was down 7% from the first quarter of 2012 and down 25% from the fourth quarter of 2012, due to lower grades.  However, Guanajuato’s gold production reached a record of 2,942 ounces in the first quarter of 2013.

The average silver grade in the first quarter of 2013 was 148g/t compared to 213g/t and 206g/t in the first quarter of 2012 and the fourth quarter of 2012, respectively.  Gold grades for the first quarter of 2013 of 1.93g/t compared to 2.30g/t in the first quarter of 2012 but showed an increase over the prior quarter.  Silver grades were lower than anticipated across all zones but the most significant impact was from the lower silver grades at the 525 metre level of Cata.  Looking ahead, the focus at the Guanajuato operation will be on grade control as these lower grades have had a measureable impact on unit and cash costs.

1	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

2	“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

3	Cash cost per silver ounce for the second quarter of 2011 presented in the table has been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	8

Plant metallurgical performance remained strong, with metal recoveries of 89.2% for silver and 90.3% for gold.

Guanajuato Mine Complex Production Data

	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Tonnes milled	52,545	50,550	43,714	40,964	38,794	40,114	41,371	44,748

Production
Silver (ounces)	222,906	298,750	239,992	226,284	239,305	237,572	206,061	242,436
Gold (ounces)	2,942	2,656	2,866	2,213	2,615	2,145	1,347	1,807

Silver equivalent ounces1	399,417	458,092	411,958	359,063	396,192	366,286	286,862	350,836

Silver payable ounces	201,770	316,275	185,045	257,521	209,869	306,070	251,387	85,427

Average ore grade
Silver (g/t)	148	206	188	189	213	207	175	193
Gold (g/t)	1.93	1.80	2.22	1.82	2.30	1.84	1.12	1.38

Metal recoveries
Silver	89.2%	89.2%	90.9%	91.1%	90.1%	89.1%	88.4%	87.4%
Gold	90.3%	90.9%	91.9%	92.3%	91.2%	90.3%	90.1%	90.8%

Concentrate grades
Silver (g/t)	10,284	9,912	10,845	10,641	9,917	10,910	9,280	10,485
Gold (g/t)	136	88	130	104	108	99	61	78

The majority of metal production during the three months ended March 31, 2013 was from the lower levels of Cata and Santa Margarita.  Development and production in the lower levels of Cata yielded 18,248 tonnes grading 244g/t Ag and 1.15g/t Au and constituted 43% of total metal production.  The Santa Margarita area continues to add gold production with 12,129 tonnes grading 4.71g/t Au and 42g/t Ag.

1	Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	9

Since the third quarter of 2012, the Rayas Shaft has been shut down for a renovation program to enhance the overall safety conditions and increase efficiency in terms of the ability and capacity to transport personnel.  The rehabilitation work is expected to be completed by the end of the second quarter of 2013.  In the interim, workers are accessing the mine via the main San Vicente Ramp.

During the first quarter of 2013, improvements were made to the crushing section of the Cata processing plant by optimizing the double-deck screen installed in the fourth quarter of 2012.  In addition, the installation of a HP300 cone crusher significantly improved the crushing capacity at the plant.

Guanajuato Mine Complex Cash Cost per Silver Ounce

(in 000s of CAD except per ounce amounts or noted otherwise)	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Cost of sales	$6,173	$7,639	$4,382	$5,608	$3,291	$6,128	$4,405	$1,677
Smelting and refining charges	521	891	558	756	807	1,287	482	163
Gross by-product revenue1	(3,173)	(5,187)	(3,686)	(4,334)	(3,491)	(4,514)	(3,171)	(1,248)
Cash operating costs	$3,521	$3,343	$1,254	$2,030	$607	$2,901	$1,716	$592

Cash operating costs (USD)	$3,488	$3,370	$1,265	$1,997	$602	$2,901	$1,749	$613
Silver payable ounces (000s)	202	316	185	258	210	306	251	85
Cash cost per silver ounce2,3 (USD)	$17.29	$10.66	$6.84	$7.75	$2.87	$9.48	$6.96	$7.17

Cash cost per silver ounce at Guanajuato for the first quarter of 2013 was US$17.29, compared to US$2.87 in the first quarter of 2012 and US$10.66 in the fourth quarter of 2012.  The increases over the comparative periods were primarily due to lower grades of silver and gold mined and to lower gold prices which reduced by-product credits despite high gold production. Site costs for the quarter were comparable to the fourth quarter of 2012, but due to lower grades silver payable ounces decreased by 36% from last quarter and resulted in significantly higher cash costs per silver payable ounces.

RESOURCE AND EXPLORATION UPDATE

Topia Mine

During the first quarter of 2013 there were nine underground drill holes completed for a total of 406 metres on the Argentina, Recompensa, and La Prieta veins.

On January 14, 2013, the Company announced the completion of the Mineral Resource estimate from the Topia Mine.  This updated Mineral Resource estimate is valid as of June 30, 2012.

Topia Measured, Indicated and Inferred Mineral Resources – June 30, 2012
	Tonnage (t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag eq (oz)
Measured	60,400	801	1.65	6.73	5.20	2,230,000
Indicated	95,400	809	1.35	6.33	3.70	3,370,000
Inferred	273,000	837	0.8	5.70	3.90	9,540,000

1	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

2	“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

3	Cash cost per silver ounce for second quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	10

The updated estimate represents a decrease over the resource reported in 2011 (see news release March 7, 2011), however a direct comparison of the present and past mineral resources is not accurate due to differing metal prices and minimum Net Smelter Return (“NSR”) values between the two dates.  Aside from normal mine depletion, the decrease in mineral resources can be attributed to a combination of factors, some of which resulted in some pre-existing resource blocks being dropped out of the model.  For example, 1) change in metal prices and less silver equivalent contribution from base metals, 2) increased costs and cut-off NSR, 3) increase in the mining dilution provision in the NSR calculation from 50 to 100%, 4) better reconciliation guiding metal capping, and 5) a demonstrated insufficient continuity of mineralization, which resulted in a portion of Inferred Mineral Resources from this area being removed.  This overall decrease has been partially countered by some excellent exploration successes at El Rosario, San Pablo, Oxi, Oxidada, and Higueras.

Guanajuato Mine Complex

A total of 7,134 metres (39 holes) of underground drilling was completed in the first quarter of 2013 at the Cata, Pozos, Santa Margarita, and Valenciana zones.

Drilling at the Valenciana zone continues with one rig, both to test the Veta Madre at depth (below the 390 metre level) and as well in the area of old stoping (above the 390 metre level).

Drilling at Cata down to the 525 metre level, and at Santa Margarita down to the 510 metre level continues to improve ore definition of the multiple gold-rich veins and stockworks, hence guiding mine development.

Exploration drilling is continuing at Cata Clavo, Santa Margarita, Rayas Deeps, and Guanajuatito.  The programs are configured to explore down-dip extensions of the mineralized zones at 25- to 50-metre spacing.  For 2013, the Company plans approximately 24,000 metres of exploration drilling at the Guanajuato Mine Complex.

The Company’s latest mineral resource estimate for Guanajuato was released in May 2012 (refer to May 9, 2012 news release and the corresponding technical reports filed on SEDAR dated June 26, 2012).  The mineral resource estimate is valid as of January 31, 2012.

Guanajuato Measured, Indicated and Inferred Mineral Resources – January 31, 2012 (Cut-off 50 g/t Ag eq)
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Measured	275.8	264	2,339,900	2.21	19,570	3,530,000
Indicated	232.6	122	909,781	2.66	19,890	2,119,000
Inferred	223.2	221	1,587,000	2.10	15,060	2,503,000

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's Guanajuato Mine Complex.

During the first quarter, the Company received the explosives permit and began the rehabilitation of the San Ignacio surface infrastructure (offices, electrical installations, etc.) to prepare for the commencement of mining development activities.  It is expected that the land use permit and the Environmental Impact Assessment approvals will be received in the third quarter.  This will allow for the commencement of the portal and ramp construction.

As the Company is currently in the development phase at San Ignacio, it did not conduct any drilling at the project in the first quarter of 2013.  During 2012, 9,310 metres of drilling were completed at San Ignacio. This was sufficient to infill, and to extend the combined strike length of the four dominant known veins to 700 metres. This includes the initial 73 drill holes and was the basis for the second version of the San Ignacio Mineral Resource estimate. Further surface drilling has been deferred until the completion of the preliminary underground development on the Melladito, Intermediate, and Nombre de Dios zones.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	11

The Company’s latest mineral resource estimate for San Ignacio (as at March 31, 2012) was released on May 9, 2012 (refer to May 9, 2012 news release and the corresponding technical report filed on SEDAR dated June 25, 2012).

San Ignacio Measured Mineral Resources – March 31, 2012 (Cut-off 125 g/t Ag eq)
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Inferred	826	121	3,205,000	2.28	60,700	6,894,000

El Horcon Project

The Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico for total cash consideration of US$1.6 million on September 5, 2012.  El Horcon covers 7,908 hectares in 17 contiguous mining concessions, and is a past producing mine located 60 kilometres northwest of the Company’s Guanajuato Mine Complex.  The proximity to Guanajuato allows for the potential for any ore which is produced to be trucked to Guanajuato and processed at the Cata plant.

Exploration activities during the first quarter of 2013 included the detailed geological mapping of historical underground workings, surface geological mapping, and surface sampling of all veins and mineralized structures.  In total 1,415 samples were submitted for assay and 16 underground workings have been geologically mapped and sampled.  The majority of the sampling corresponds to surface exposures of veins and mineralized structures.  Geological mapping has outlined multiple vein zones along a northwest trend of five kilometers.

Baseline studies for the Ministry of Environment and Natural Resources, SEMARNAT ("Secretaría de Medio Ambiente y Recursos Naturales") were completed in the first quarter of 2013 and the permit to drill at El Horcon was received on April 9, 2013.

A surface drill program commenced in April 2013 that includes plans for 30 drill holes for a total of 3,000 metres.  The program is laid out along an 800-metre length of the Diamantillo vein and will test the Diamantillo vein as well as various splays and nearby parallel structures and veins.

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

Santa Rosa Project

After the completion of a drill program (five drill holes totaling 1,653 metres) in the first quarter of 2012, no further drilling has been completed at Santa Rosa.  A reassessment of the property and regional geology, involving geological mapping and sampling will be undertaken in order to better understand the structural controls on mineralization before planning another drill program.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	12

SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as noted:

(in thousands, except per share amounts)	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2

Revenue	$12,639	$17,789	$15,286	$14,439	$13,625	$17,520	$16,278	$8,560

Cost of sales (excluding amortization, depletion and share-based payments)	9,532	11,117	7,566	8,346	5,835	8,870	6,581	4,193

Earnings from mining operations1	313	3,319	5,791	3,771	6,325	6,032	8,320	3,951

Net income (loss) for the period	1,276	(1,285)	1,758	354	4,683	(1,419)	3,415	2,501

Basic earnings (loss) per share	0.01	(0.01)	0.01	0.00	0.03	(0.01)	0.03	0.02

Diluted earnings (loss) per share	0.01	(0.01)	0.01	0.00	0.03	(0.01)	0.02	0.02

Adjusted EBITDA2	521	3,800	4,961	3,691	4,441	6,265	7,752	2,833

Cash and cash equivalents (including short-term investments)	25,604	25,899	26,827	28,675	40,322	39,437	35,074	36,760

Total assets	117,579	116,729	114,057	110,717	110,024	102,944	95,513	91,938

Total non-current liabilities	9,176	8,193	5,569	6,128	5,997	3,978	1,758	1,917

Working capital	$42,203	$44,539	$45,911	$49,889	$53,537	$53,810	$53,783	$51,947

Refer to the “Results of Operations” section for a complete discussion of the financial results for the first quarter of 2013.

QUARTERLY TRENDS AND MARKET DATA

The climate in Mexico allows mining and exploration activities to be conducted throughout the year.  Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.  Revenue will vary based on the quantity of metal produced, metal prices and terms of sales agreements.

There can also be significant variances in the Company’s reported net income (loss) from quarter to quarter arising from factors that are often difficult to anticipate in advance or to predict from past results.  For example, the granting of incentive stock options, which results in the recording of amounts for share-based payments can be quite large in any given quarter.  Fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may also result in considerable variances in foreign exchange gains and losses due primarily to a significant intercompany loan which is re-valued for each period end.  Fluctuations in the price of silver and gold, and to a lesser extent, lead and zinc, can also have a significant impact on the Company’s net income (loss).

1 “Earnings from mining operations” are defined as gross profit.

2 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	13

The Company’s past quarterly mineral sales revenue is as follows:

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the three months ended March 31, 2013 and 2012 are as follows:

	2013 Q1	2012 Q1
Silver (U.S. $ / oz.)	$29.71	$32.65
Gold (U.S. $ / oz.)	$1,617.63	$1,658.77
Lead (U.S. $ / lb.)	$1.04	$0.93
Zinc (U.S. $ / lb.)	$0.93	$0.92
USD / CAD	0.992	0.999
MXP / CAD	12.531	12.952

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	14

RESULTS OF OPERATIONS

Three Months Ended March 31, 2013

Details of revenue, cost of sales and gross profit for the three months ended March 31, 2013 and 2012 are as follows:

(in thousands)	Q1 2013	% of Revenues	Q1 2012	% of Revenues
Revenue	$12,639	100%	$13,625	100%
Cost of sales
Production costs	9,532	75%	5,835	43%
Amortization and depletion	2,715	21%	1,457	11%
Share-based payments	79	1%	8	0%
	12,326	97%	7,300	54%
Gross profit	$313	3%	$6,325	46%

For the three months ended March 31, 2013, the Company earned revenues of $12.6 million, compared to $13.6 million for the same period in 2012, a decrease of 7%.  The decrease was the result of a 9% decrease in average realized silver prices (US$29.71 compared to US$32.65) and a negative revaluation adjustment for lower silver prices on shipments which were still subject to final settlement at the end of the quarter.  These factors offset an increase in metal sales on a silver equivalent ounce basis.  The Company also had a significant in-transit shipment of concentrate at the end of the quarter which was not included in revenue.  The shipment contained 162,178 silver equivalent ounces representing revenue of approximately $4.5 million.  For the three months ended March 31, 2013, the Company recognized revenue on shipments representing 506,637 silver equivalent ounces compared to 475,046 silver equivalent ounces for the same period in 2012.

Revenue for the first quarter of 2013 decreased by $5.2 million, or 29%, compared to the fourth quarter of 2012.  The decrease was primarily the result of a 26% decrease in silver equivalent ounces sold (506,637 silver equivalent ounces sold in the first quarter of 2013 compared to 681,343 silver equivalent ounces sold in the fourth quarter of 2012) and a 7% decrease in average realized silver prices (US$29.71 in the first quarter of 2013 compared to US$31.94 in the fourth quarter of 2012).  The decrease in silver equivalent ounces sold is primarily attributed to the previously mentioned in transit shipment at the end of the first quarter.

For 2013, the Company has contracts in place for the sale of all its planned concentrate production and does not expect to experience any inventory backlogs.

Revenue related to contained metals in concentrate for the three months ended March 31, 2013 and 2012 is comprised as follows:

	Q1 2013			Q1 2012
(in thousands)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$5,303	$4,086	$9,389	$7,169	$3,408	$10,577
Gold revenue	3,173	199	3,372	3,491	108	3,599
Lead revenue	-	574	574	-	356	356
Zinc revenue	-	639	639	-	486	486
Ore processing revenue and other	-	145	145	-	151	151
Treatment, refining and other charges	(521)	(959)	(1,480)	(807)	(737)	(1,544)
Total Revenue	$7,955	$4,684	$12,639	$9,853	$3,772	$13,625

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	15

On a segment basis, for the three months ended March 31, 2013 Guanajuato revenues decreased by 19% and Topia revenues increased by 24% compared to the same period in 2012.  The decrease at Guanajuato is due to the negative revaluation adjustment mentioned above, as well as a 7% decrease in average realized metal prices and a 4% decrease in silver equivalent ounces sold.  The increase at Topia is due to a 33% increase in silver equivalent ounces sold which was slightly offset by a 9% decrease in average realized metal prices.

Sales quantities by metal for the three months ended March 31, 2013 and 2012 were as follows:

	Q1 2013			Q1 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	201,770	138,104	339,874	209,869	106,772	316,641
Gold (ounces)	1,988	126	2,114	2,102	72	2,174
Lead (pounds)	-	583,816	583,816	-	386,195	386,195
Zinc (pounds)	-	730,968	730,968	-	534,155	534,155
Silver equivalent ounces1	321,075	185,562	506,637	336,013	139,033	475,046

Cost of sales excluding amortization and depletion and share-based payments was $9.5 million for the three months ended March 31, 2013, compared to $5.8 million in the same period of 2012. The increase in cost of sales is a result of higher unit production costs due to lower grades of metals in the ore mined at the Guanajuato mine complex.  Compared to the fourth quarter of 2012, cost of sales decreased by 14% to $9.5 million from $11.1 million.  This is primarily attributable to a 26% decrease in silver equivalent ounces sold in the first quarter of 2013 as compared to the last quarter of 2012.  In addition, a shipment of 162,178 silver equivalent ounces was in transit as at March 31, 2013 compared to 37,952 silver equivalent ounces in transit as at December 31, 2012.

Consolidated cash cost per silver ounce was US$18.60 for the three months ended March 31, 2013, a 106% increase compared to US$9.05 for the first quarter of 2012, and a 28% increase compared to US$14.58 in the fourth quarter of 2012.  The increase is primarily attributable to lower grades of metals in the ore mined at the Guanajuato mine complex and to lower by-product credits per silver ounce sold as a result of lower gold prices.  The increased cash costs per silver ounce for Guanajuato were partly offset by a slight decrease in the cash costs per silver ounce at Topia in the current quarter as compared to the first quarter of 2012 and the fourth quarter of 2012.  Refer to the “Mine Operating Results” section of this MD&A for a more detailed discussion of cash cost per silver ounce by mine.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended March 31, 2013 was $2.7 million, compared to $1.5 million in the same period in 2012.  The increase in amortization expense for the quarter ended March 31, 2013 is the result of increased investment in property, plant and equipment over the prior year.  Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the first quarter of 2013 of $2.7 million compares to $3.3 million in the fourth quarter of 2012.  This decrease is attributable to a decrease in metals sold in the first quarter of 2013 resulting from the significant shipment in-transit at the end of the quarter for which revenue will not be recognized until the next quarter.

Share-based payments relating to cost of sales for the three months ended March 31, 2013 were $0.1 million, compared to $0.01 million for the same period in 2012 and $0.1 million for the fourth quarter of 2012.

For the three months ended March 31, 2013, the Company had gross profit of $0.3 million compared to $6.3 million for the same period in 2012.  The decrease in gross profit is attributable to lower average realized silver prices and higher unit production costs due mainly to lower grades.  In addition, higher amortization and depletion charges were recognized as a result of increased investment in mineral properties, plant and equipment over the past year.  For the three months ended March 31, 2013, the Company had a gross profit percentage of 3% compared to 46% for the same period in 2012 due to these factors.

Compared to the fourth quarter of 2012, gross profit decreased by $3.0 million, primarily as a result of higher unit production costs as described above, as well as reduced average realized metal prices and a lower volume of silver equivalent ounces sold due to a significant shipment in transit at the end of the first quarter of 2013.  Gross profit percentage decreased to 3% in the first quarter of 2013 from 19% in the fourth quarter of 2012 due to these factors.

1
Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	16

General and administrative expenses were $2.0 million for the three months ended March 31, 2013, compared to $3.0 million for the comparable quarter of 2012.  The decrease was largely attributable to a one-time payment of $0.7 million made in the first quarter of 2012 in connection with the retirement of an executive and director of the Company.

General and administrative expenses were $2.0 million for the three months ended March 31, 2013, compared to $1.8 million in the fourth quarter of 2012.  The increase is attributable to seasonally higher accounting and administrative costs in the first quarter of the year.

Exploration and evaluation expenses of $0.6 million for the three months ended March 31, 2013 remained at comparable levels to the first quarter of 2012 and the fourth quarter of 2012 of $0.6 million and $0.7 million respectively.  Exploration and evaluation expenditures are expected to increase in the second quarter and possibly the third quarter as a result of the start of the El Horcon drill program. (Refer to the “Resource and Exploration Update” section for further details.)

Finance and other income was $4.4 million for the three months ended March 31, 2013 compared to $3.9 million for the first three months of 2012.  The increase is primarily attributable to a $0.6 million increase in foreign exchange gains over the same period which reflects the strengthening of the Mexican peso compared to the Canadian and US dollar and the strengthening of the US dollar compared to the Canadian dollar.  Finance and other income of $4.4 million for the three month period ending March 31, 2013 compares to finance and other income of $0.3 million for the three month period ending December 31, 2012.  This increase is primarily a result of a foreign exchange gain of $4.3 million in the first quarter of 2013, compared to a foreign exchange gain of $0.6 million in the fourth quarter of 2012.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican Peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax expense of $0.8 million for the three months ended March 31, 2013 compared to $1.9 million for the same period in 2012.  The decrease is attributable to a decrease in net income before tax in Mexico.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net income for the three months ended March 31, 2013 was $1.3 million, compared to net income of $4.7 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $6.0 million, which was partially offset by a decrease in general and administrative expenses of $1.0 million, an increase in the foreign exchange gain of $0.6 million and a decrease in income tax expense of $1.2 million.

Net income for the three months ended March 31, 2013 was $1.3 million, compared to net loss of $1.3 million for the three months ending December 31, 2012.  The increase is primarily attributable to an increase in the foreign exchange gain of $3.7 million and a decrease in income tax expense of $1.5 million, which were partially offset by a decrease in gross profit of $3.0 million.

Adjusted EBITDA1 was $0.5 million for the three months ended March 31, 2013 compared to adjusted EBITDA of $4.4 million for the comparable period in 2012 and $3.8 million for the three months ended December 31, 2012.  The decrease in adjusted EBITDA for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 is primarily attributable to a $4.7 million decrease in gross profit excluding amortization and depletion and share based payments, partially offset by a decrease in administrative expenses of $1.0 million.  The decrease in adjusted EBITDA for the three months ended March 31, 2013 compared to the three months ended December 31, 2012 is mainly attributable to a $3.5 million decrease in gross profit excluding amortization and depletion and share-based payments.

1	Adjusted EBITDA is a non-IFRS measure. Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	17

NON-IFRS MEASURES

Throughout this MD&A references are made to cash cost per silver ounce, EBITDA, and adjusted EBITDA, each as defined in this section.  These are not recognized measures under IFRS, but are provided by the Company as supplemental measures of performance and to provide a basis for comparison to similar measures commonly reported in the industry.  As there are no standardized methods of calculating these measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others.

Cash Cost per Silver Ounce

The non-IFRS measure of cash cost per silver ounce is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations.  Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Interim Consolidated Statements of Profit or Loss is provided.

Reconciliation of Cash Cost per Silver Ounce

(in 000s, except ounces and	Guanajuato		Topia		Consolidated
amounts per ounce)	2013 Q1	2012 Q1	2013 Q1	2012 Q1	2013 Q1	2012 Q1
CAD Cost of sales	$6,173	$3,291	$3,359	$2,544	$9,532	$5,835
Smelting and refining	521	807	959	737	1,480	1,544
CAD Gross by-product revenue1	(3,173)	(3,491)	(1,412)	(950)	(4,585)	(4,441)
Cost of custom milling	-	-	(49)	(65)	(49)	(65)
CAD Cash operating costs	$3,521	$607	$2,857	$2,266	$6,378	$2,873

USD Cash operating costs	$3,488	$602	$2,834	$2,265	$6,322	$2,867
Silver payable ounces	201,770	209,869	138,104	106,772	339,874	316,641
Cash cost per silver ounce (USD)2	$17.29	$2.87	$20.52	$21.21	$18.60	$9.05

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, capital asset amortization and impairment charges, and income taxes.

1   Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
2 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the discussion in this section.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	18

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, and depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2013 and 2012 condensed interim consolidated financial statements:

(in 000s)	2013 Q1	2012 Q1
Income for the period	$1,276	$4,683
Provision for income taxes	761	1,948
Interest income	(86)	(173)
Interest expense	9	10
Amortization and depletion of mineral properties, plant and equipment	2,751	1,490
EBITDA	4,711	7,958
Foreign exchange	(4,295)	(3,655)
Share-based payments	105	138
Adjusted EBITDA	$521	$4,441

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2013, the Company had net working capital of $42.2 million and cash and cash equivalents, including short-term investments, of $25.6 million compared to net working capital of $44.5 million and cash and cash equivalents, including short-term investments, of $25.9 million at December 31, 2012.  Cash and cash equivalents decreased by $0.3 million from the end 2012, primarily due to cash used in investing activities of $4.0 million which exceeded cash provided by operating activities of $3.4 million, and foreign currency gains on translation of cash balances.

Operating Activities

For the three months ended March 31, 2013, cash flow provided by operating activities was $3.4 million.  This compares to cash flows provided by operating activities of $6.4 million for the three months ended March 31 2012.  The decrease in cash flow from operating activities from the comparative quarter was due primarily to lower gross profit.

Investing Activities

For the three months ended March 31, 2013, the Company had net cash outflows from investing activities of $4.0 million compared to outflows of $6.3 million for the three months ended March 31, 2012.  Investing activities for the three months ended March 31, 2013 primarily consisted of the development of mineral properties of $2.2 million, plant and equipment purchases of $0.8 million and capitalized exploration and evaluation costs of $0.8 million.

Financing Activities

Cash flows provided by financing activities were $0.01 million for the three months ended March 31, 2013 compared to cash flows provided by financing activities of $0.3 million for the three months ended March 31, 2012.  During the first quarter of 2013, the Company received proceeds from the exercise of options in the amount of $0.01 million, compared to $0.3 million from exercise of options in the comparable period of 2012.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	19

Trends in Liquidity and Capital Resources

Cash necessary to fund the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less.  The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

At the start of the year, based on prevailing silver and gold prices at that time, the Company anticipated that cash flow generated from mining activities along with working capital would be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund development activities during the next twelve months.  Recently, silver and gold prices have seen significant declines.  The Company believes it still has sufficient cash and working capital to fund its operating and capital needs for the year even if the recent declines in metal prices are sustained.  The Company had $25.6 million in cash and short-term investments and net working capital of $42.2 million at March 31, 2013 and previously (March 2013) provided expectations of cash-flow from operations of between $15 million and $18 million for 2013 based on budgeted silver prices of US$28 and production of 2.4 to 2.5 million Ag eq oz.  In light of the recent significant declines in silver and gold prices the Company has assessed the impact on operating cash-flow of sustained lower silver and gold prices.  For example, if silver and gold average US$23 and US$1,400 per ounce for the remainder of the year, cash provided by operations for 2013 could potentially drop to the $5 – 6 million range.  Readers are cautioned that there are many factors which may impact cash provided by operations which are difficult to predict and forecast.

In March 2013, the Company provided guidance that it planned to spend $15 to $20 million in capital expenditures in 2013 (including mine development and capitalized exploration and evaluation expenditures) based on achieving overall operating cash-flow targets.  The Company is currently reviewing its capital expenditure plans in light of the recent declines in metal prices, but as at the date of this MD&A has not completed sufficient analysis to be able to provide any revised capital expenditure forecasts.  These current capital expenditure plans include development of the San Ignacio Project with the view to commencing production from this area in 2014, continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Rayas Shaft at Guanajuato, and the acquisition of new mining and plant equipment.

Should the Company adopt additional expansion plans or undertake an acquisition, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

Contractual Obligations

As of March 31, 2013 the Company had the following commitments:

(in 000’s)	Total	1 year	2-3 years	4-5 years
Operating lease payments	$ 1,190	$ 935	$ 255	$ -
Drilling services	379	379	-	-
Environmental program	34	34	-	-
Equipment purchases with third party vendors	2,036	2,036	-	-
Total commitments	$ 3,639	$ 3,384	$ 255	$ -

OFF-BALANCE SHEET ARRANGEMENTS

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	20

FINANCIAL INSTRUMENTS

(in thousands)	Fair value as at March 31, 2013	Basis of Measurement	Associated Risks
Cash and cash equivalents	$ 20,484	Carrying value	Concentration, credit, currency, interest rate
Short-term investments	$ 5,085	Carrying value	Concentration, interest rate
Marketable securities(1)	$ 35	Fair value through other comprehensive income	Exchange
Trade and other receivables(2)	$ 13,129	Fair value / carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$ 5,841	Carrying value	Currency

(1) Classified as short-term investments in the Company’s condensed interim consolidated statement of financial position.
(2) Trade receivables of $7,413 are measured at fair value and other receivables of $5,716 are measured at carrying value.

The carrying values of cash and cash equivalents, short-term investments, other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at March 31, 2013.

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Company’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s mining operations and exploration programs, and to limit exposure to credit and market risks.

The risks associated with the financial instruments used by the Company and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents and short-term investments because significant balances are maintained with four financial institutions.  To mitigate the risk, the Company diversifies its cash and cash equivalents and short-term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions.  The primary investment products include, but are not limited to, high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to three customers.  To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short-term investments, and trade and other receivables.  The risk exposure is limited to their carrying amounts at the statement of financial position date.  The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.  The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

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(c)	Market risk

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars.  As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and Mexican peso.  The results of the Company’s operations are subject to currency transaction and translation risks.

(ii)	Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities.  Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals.

Silver and gold prices, as well as lead and zinc prices, have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.  The value of trade receivables depends on changes in metal prices over the quotation period.  The Company has not hedged silver and gold prices.  The Company may, from time to time, enter into option contracts to mitigate the price risk associated with the sales of its lead and zinc by-products for periods not exceeding one year.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.  The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

OUTLOOK

In the first quarter of 2013, cash costs per ounce were significantly impacted by lower silver grades at Guanajuato.  As a result, the Company is reviewing its cash cost guidance for 2013.  The key objectives at Great Panther’s operations are to increase grades and lower costs while maintaining production goals.  Existing capacity and continued improvements at the Guanajuato and Topia processing plants will help provide the foundation for growth in 2014 and beyond.

Silver and gold prices experienced significant declines in mid-April after the completion of the Company’s first quarter.  If metal prices at the date of this MD&A are sustained through the balance of the second quarter of 2013, management anticipates that gross margins will be very low, or negative, for the period.  Also, should these metal prices continue, or go lower, into the second half of the year, it is likely that cash flow from operations will not cover currently projected capital investments for the year.

In the fourth quarter of 2012, the Company commenced several initiatives to improve and strengthen the operational efficiency of the Guanajuato Mine Complex and the Topia Mine.  Costs have started to decline at Topia but Guanajuato saw similarly high site costs as in the previous quarter.  All of the mining in Guanajuato is conducted by contract miners, and contractors and materials are the largest cost centres for the Company.  Consequently, these areas are under review with the aim of reducing overall site costs.  During the first quarter some contractors were replaced by employees and the Company is evaluating making further changes as well as modifying existing contracts.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	22

Management continues to plan cost reduction initiatives and, with the recent lower silver grades and continued grade variability, particular emphasis is being placed on improving grade control as this is key to increased production and lower unit costs.  A recently completed structural analysis of the Guanajuato vein zones by a prominent structural geologist is being used to better understand grade distribution and assist with geological modeling and exploration drilling.

Results from many of these initiatives will take time to have an effect but Great Panther remains committed to long term profitability and growth.  With working capital in excess of $40 million, and no long term debt, management believes that the Company has sufficient funds to manage through the cost restructuring.

At the San Ignacio Project in Guanajuato, Mexico, the Company has acquired surface rights allowing sufficient space for the development of a ramp and waste dumps and for auxiliary infrastructure, and has applied for the permits required for underground development.  During the first quarter of 2013, the Company received the explosives permit and began rehabilitation of the surface infrastructure to prepare for the commencement of mining development activities.  It is expected that the land use permit and the Environmental Impact Assessment approvals will be received in the third quarter of 2013.

The Company commenced a surface drill program at El Horcon in April 2013 which includes plans for 30 drill holes for a total of 3,000 metres.  The program is laid out along an 800-metre length of the Diamantillo vein and will test the Diamantillo vein as well as various splays and nearby parallel structures and veins.

In light of the recent drop in metal prices, the Company is reviewing its M&A strategy.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties:

(in 000’s)	2013 Q1	2012 Q1
Consulting fees paid or accrued to companies controlled by directors of the Company	$ 133	$ 780
Director fees paid or accrued	44	36
Consulting fees paid or accrued to a company with a common director of the Company	-	32
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	21
	$ 177	$ 869

As at March 31, 2013, $95,000 (December 31, 2012 - $30,000) was due to companies controlled by officers and directors of the Company and was included in trade and other payables. Amounts due from companies with common directors were $48,000 (December 31, 2012 - $17,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company is not required to make any significant judgments in the application of its accounting policies.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Revision to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.  A summary of the Company’s significant accounting policies is set out in Note 3 of the consolidated financial statements for the year ended December 31, 2012.

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The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Useful lives of mineral properties, plant and equipment

The Company estimates the remaining lives of its producing mineral properties using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining lives of the producing mineral properties are used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of profit or loss.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine.  Therefore, the Company is required to allocate costs between mine development and production.  The Company allocates costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved.  Actual costs could vary from the estimated costs.

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Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured.  Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.  During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant.  In addition, actual settlement prices could vary significantly from the estimated prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized.  In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

CHANGES IN ACCOUNTING STANDARDS

Effective January 1, 2013, the Company adopted the following accounting standards issued by the International Accounting Standards Board:
•	IFRS 10 Consolidated Financial Statements
•	IFRS 11 Joint Arrangements
•	IFRS 12 Disclosure of Interests in Other Entities
•	IFRS 13 Fair Value Measurement
•	Amendments to IAS 1 Presentation of Financial Statements
•	Amendments to IAS 34 Interim Financial Reporting
•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  The adoption of IFRS 10 had no effect on previously reported results or on the results for the current period as there was no change to the consolidation status of the Company’s subsidiaries.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The adoption of IFRS 11 had no effect on previously reported results or on the results for the current period.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The adoption of IFRS 12 had no effect on previously reported results or on the results for the current period.

IFRS 13 Fair Value Measurement defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.  The adoption of IFRS 13 had no effect on previously reported results or on the results for the current period.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	25

The amendments to IAS 1 Presentation of Financial Statements included a requirement to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.  The amendments to IAS 1 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 34 Interim Financial Reporting included requirements to disclose total segmented liabilities and to provide certain fair value disclosures.  The amendments to IAS 34 had no effect on previously reported results or on the results for the current period, and the Company has incorporated the required disclosures into its condensed interim consolidated financial statements for the three months ended March 31, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods.  The adoption of IFRIC 20 had no effect on previously reported results or on the results for the current period as the Company operates underground mines and does not incur stripping costs.

The following are accounting standards anticipated to be effective January 1, 2014 or later:

Financial Instruments

The International Accounting Standards Board intends to replace International Accounting Standard 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 138,095,052 common shares issued and 5,399,600 options outstanding.

GREAT PANTHER SILVER LIMITED THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)	26

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards.

During the three months ended March 31, 2013, there were departures of several key head office finance personnel. The departure of these persons could have had a material impact on internal controls over financial reporting. In order to mitigate the impact of these departures, management hired contracted finance staff to assist in the financial reporting process and conducted more extensive reviews of financial information and disclosures.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  There have been no changes in the Company’s disclosure controls and procedures during the quarter ended March 31, 2013 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled.  Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc.  If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years.  Fluctuations in metals prices can significantly affect the cost per ounce, cash-flow and profitability.  Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, and as a result fluctuations in currency exchange rates may significantly impact the Company’s earnings and cash flows.  Revenues from the sale of concentrates are primarily denominated in US dollars, while operating costs are primarily denominated in Canadian dollars and Mexican pesos.  The appreciation of the Mexican peso against the Canadian dollar would increase the cost of exploration, development and operations at the Company’s mineral properties in Mexico.  The Company does not actively manage its foreign exchange risk with hedging instruments.

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Interest Rate Risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained at floating rates of interest.  The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.  The Company does not carry any material financial liabilities which bear interest.

Credit Risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents, short-term investments and amounts receivable.  Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates, and short-term investments are made in guaranteed investment certificates with fixed maturity dates.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient working capital to meet short-term business requirements.  One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the quarter ended March 31, 2013, cash flows provided by operations were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs.  The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines.  Exploration work on the Company’s mines and mineral properties has expanded as the Company seeks to define additional resources.  Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio, El Horcon and Santa Rosa, might not be brought into a state of commercial production.  The search for valuable minerals as a business is extremely risky.  Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

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The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases.  The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.  Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk.  The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.  The Company is waiting for final certification from the government authorities.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome.  These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

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These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines.  A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements, other than statements of historical fact, that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled “Outlook”, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; sales volume and selling prices of products; capital expenditures, plans and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:

•	The Company’s objective to acquire additional mines or projects in Latin America
•	Plans and targets for exploration drilling for 2013
•	Silver equivalent ounce production guidance for 2013
•	Cash cost per silver ounce guidance for 2013
•	Expectations that existing capacity and continued improvements at the Guanajuato and Topia processing plants will help provide the foundation for growth in 2014 and beyond
•	Expectations for gross margins for the second quarter of 2013
•
Expectation that cash flow from operations will not cover currently projected capital investments for the year should metal prices continue at current levels or go lower into the second half of the year

•	Expectations for grade variability
•	Expectations for permitting, Environmental Impact Assessment approvals, and construction for the Company’s San Ignacio Project
•	Expectations to reinstate certain claims at the Company’s El Horcon Project
•	Expectations for exploration and evaluation expenditures as a result of the start of the El Horcon drill program
•	Capital expenditure forecasts for 2013
•	Expected cash-flows for 2013
•	Expectation to start production at San Ignacio in 2014

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances and adverse weather conditions.

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This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, and to the extent required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012, which is available on SEDAR at http://www.sedar.com, and in “Risks and Uncertainties” in this MD&A.  Readers are advised to carefully review and consider the risk factors identified in the AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited, including the Company’s Annual Information Form for the year ended December 31, 2012, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

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